UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-k

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited (Registrant)

Date: September 20, 2012	By	/s/ Frank Ngai Chi Chan
(Signature) Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Lauren Cheng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6203
Email: elizabeth.cheek@hkstrategies.com	Email: lauren.cheng@hkstrategies.com

Gushan Environmental Energy Limited

Adjournment of its Extraordinary General Meeting

New York, September 20, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, today announced the results of its Extraordinary General Meeting (“EGM”) held on September 20, 2012.

As previously announced by the Company on September 13, 2012, it entered into an amendment (the “Amendment”) to its previously announced agreement and plan of merger (the “Merger Agreement” and as amended, the “Amended Merger Agreement”) with Trillion Energy Holdings Limited (“Parent”), a British Virgin Islands business company limited by shares, Trillion Energy Investments Holdings Limited, a Cayman Islands exempted company wholly-owned by Parent, and Mr. Jianqiu Yu, the Company’s Chairman and Principal Executive Officer (the “Buyer”). Pursuant to the Amended Merger Agreement, (i) the consideration payable to ordinary shareholders was increased from US$0.162 to US$0.165 per ordinary share (or US$1.62 to US$1.65 per American Depositary Share (“ADS”)), in cash without interest and (ii) the required shareholder vote at the EGM for the approval and adoption of the Amended Merger Agreement and the merger contemplated therein (the “Merger”) was revised to require an affirmative vote of both (i) shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class and (ii) shareholders representing a majority of the ordinary shares present and voting in person or by proxy as a single class, excluding those shares beneficially owned by the Buyer and those shares voted at the direction of the Company.

At the EGM, shareholders approved the ordinary resolution to adjourn the EGM to October 15, 2012 in order to provide ADS holders and shareholders with additional time to consider the changes to the Merger Agreement effectuated by the Amendment and to review the updated proxy materials. The adjourned EGM will be held at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong at 11:00 a.m., local time. The Company will post to shareholders a notice of the adjourned EGM in accordance with its Articles of Association.

The record date for the adjourned EGM has not changed. ADS holders of record as of August 10, 2012 and shareholders of record as of September 6, 2012 remain entitled to vote at the adjourned EGM. ADS holders and shareholders who have previously submitted their voting instructions or proxy, and who do not want to change their vote, are not required to take any action. ADS holders and shareholders who have previously submitted their voting instructions or proxy and who want to change their vote should follow the instructions included in the updated proxy materials that will be posted to them. For ADS holders and shareholders who have not submitted their voting instructions or proxy or want to change their vote, the extended deadline to submit their voting instructions or proxy is 5:00 p.m. (New York City time) on October 8, 2012 and October 11, 2012, respectively.

Additional Information about the Merger

In connection with the proposed Merger, the Company has filed a definitive proxy statement and other materials, including supplementary proxy materials, with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS, INCLUDING SUPPLEMENTARY PROXY MATERIALS, FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the supplementary proxy materials and amended Schedule 13E-3 transaction statement by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Gushan Environmental Energy Limited

China Merchants Tower, Room 908

Shun Tak Center

168-200 Connaught Road Central

Sheung Wan

Hong Kong

Telephone: (852) 2587 7212

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger that was filed with the SEC. Additional information regarding the interests of such potential participants is also included in the definitive proxy statement and Schedule 13E-3 transaction statement filed with the SEC.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger proceed.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Exhibit 99.2

Gushan Environmental Energy Limited

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON OCTOBER 15, 2012

Dear Shareholder:

On September 20, 2012, Gushan Environmental Energy Limited (the “Company”) held an extraordinary general meeting (“EGM”) at which an ordinary resolution to adjourn the EGM was approved by shareholders.

Notice is hereby given that the adjourned EGM of the Company will be held on October 15, 2012, at 11:00 am (Hong Kong time) at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

The resolutions to be passed at the adjourned EGM are the same as those described in the proxy statement dated August 10, 2012 (the “proxy statement”) delivered to you previously, as supplemented by the accompanying supplement to proxy statement dated September 18, 2012 (the “proxy supplement”). We urge you to read the entire proxy statement and the proxy supplement, including their annexes, carefully.

The record date for the adjourned EGM has not changed. American Depositary Share (“ADS”) holders of record as of August 10, 2012 and shareholders of record as of September 6, 2012 remain entitled to vote at the adjourned EGM. ADS holders and Shareholders who have previously submitted their voting instructions or proxy, and who do not want to change their vote, need not take any action. ADS holders and Shareholders who have previously submitted their voting instructions or proxy and who want to change their vote should follow the instructions included in the accompanying proxy supplement. For ADS holders who have not submitted their voting instructions or want to change their vote, the extended deadline to submit their voting instructions is 5:00 p.m. (New York City time) on October 8, 2012. For shareholders who have not submitted their proxy or want to change their vote, the extended deadline to submit their proxy is 5:00 p.m. (New York City time) on October 11, 2012, notwithstanding the different date referred to in the accompanying proxy supplement.

If you have any questions or need assistance in voting your shares or ADSs, please call MacKenzie Partners, Inc., the firm assisting us with this proxy solicitation at (212) 929-5500 or toll free at (800) 322-2885.

BY ORDER OF THE BOARD OF DIRECTORS,

Jianqiu Yu

Chairman of the Board

September 20, 2012